UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2005

Commission File Number: 033-74656-99

Western Forest Products Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Canada ———————————————————————————————————
(Jurisdiction of incorporation or organization)

3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On June 8, 2005 the Company announced that it has taken action to manage cash.
See Exhibit 99.1 for press release.

On June 13, 2005, the Company announced that the AGM Presentation will be webcast.
See Exhibit 99.2 for press release.

The Company announced Voting Results following its annual meeting held on June
15, 2005.
See Exhibit 99.3 for Report of Voting Results.

On June 17, 2005 the Company filed a Material Change Report with respect to its news release of June 8th, 2005.
See Exhibit 99.4 for Material Change Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Forest Products Inc.

Date: June 20, 2005	By:	Paul Ireland
	Name:	Paul Ireland
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	June 8, 2005 Press Release
99.2	June 13, 2005 Press Release
99.3	Report of Voting Results
99.4	Material Change Report